DCN 20016220

RECEIVED

MAR 2 20

SECURITIES AND EXCHANGE COMMISSION
BOSTON REGIONAL OFFICE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCF Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 Franklin St, 16th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter F. Flynn (617) 367-0099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris & Morris, P.C.
(Name – *if individual, state last, first, middle name*)

32 Kearney Rd	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCF Capital Markets, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA A. POLI
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 4, 2024

Signature

CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Morris Morris, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

February 17, 2020

TO THE DIRECTORS AND EQUITY OWNERS OF
PCF CAPITAL MARKETS, LLC
260 Franklin St, 16th Floor
Boston, MA 02110

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PCF Capital Markets, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm
(Continued)

TO THE DIRECTORS AND EQUITY OWNERS OF
PCF CAPITAL MARKETS, LLC
February 17, 2020

Supplemental Information

The information contained in The Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris + Morris, P.C.

Morris &Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2018.
Needham Heights, MA 02494

PCF CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	25,000
Total Assets	$	25,000

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	4,500
Total Liabilities		4,500
Member's Equity		
Member contributions		29,500
Accumulated deficit		(9,000)
Total Member's Equity		20,500
Total Liabilities and Member's Equity	$	25,000

See accompanying independent registered public accounting firm's report and notes to financial statements

PCF CAPITAL MARKETS LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2019

Operating expenses:		
Professional Fee-Audit		4,500
Net loss	$	4,500

See Accompanying Independent Registered Public Accounting Firm's Report and Notes to Financial Statements

PCF CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2019

	Member Contributions	Accumulated Deficit	Total
Balance, January 1, 2019	$ 25,000	(4,500)	$ 20,500
Net loss	-	(4,500)	(4,500)
Member contribution	4,500	-	4,500
Balance, December 31, 2019	$ 29,500	(9,000)	$ 20,500

PCF CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS
January 1, 2019 to December 31, 2019

Cash flows from operating activities:	
Net loss	$ (4,500)
Net cash used for operating activities	(4,500)
Cash flows from financing activities:	
Member contributions	4,500
Net cash provided by financing activities	4,500
Net increase in cash	-
Cash, beginning of year	25,000
Cash, end of year	$ 25,000

See Accompanying Independent Registered Public Accounting Firm's Report and Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Note 1 **Organization and nature of business**

PCF Capital Markets, LLC (the "Company") was formed in February 9, 2012 and is a Massachusetts limited liability company. The Company acts as an agent for the issuer of corporate securities for private placements per membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC).

Note 2 **Summary of significant accounting policies**

Method of Accounting
The Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board (FASB), and issued in the FASB Accounting Standards codification (the "Codification"), utilizing the accrual basis method of accounting.

Revenue recognition
The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

Income taxes
The sole member of the Company has elected to have the Company taxed as a single-member LLC. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the member.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

PCF CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2019

Note 2 **Summary of significant accounting policies (continued)**

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, and accrued expenses approximate fair value due to the short term nature of these assets and liabilities.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Subsequent events
The Company has evaluated subsequent events through February 17, 2020 which is the date the financial statements were available to be issued, and has determined that there are no additional disclosures required.

Recent Accounting Pronouncements:

Revenue Recognition

In May 2014, FASB issued Accounting Standards Update ("ASU") 2014-09 - "Revenue from Contracts with Customers" (Topic 606), which required an entity to recognize the amount of revenue that it expects to be entitled, for the transfer of promised goods or services to its customers. In August 2015, FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year, making it effective for annual reporting periods beginning after December 15, 2018.

Effective January 1, 2019, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and subsequent amendments. The amendments are required by generally accepted accounting principles in the United States of America, and collectively create a new Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, which replaces most of the existing revenue recognition guidance found in generally accepted accounting principles in the United States of America.

ASC 606 establishes a new, single revenue framework to recognize revenue from contracts with customers and offers expanded disclosures for revenue transactions.

The Company adopted ASC 606 using the modified retrospective method applied to all contracts not complete as of January 1, 2019. Under the modified retrospective method,

the Company adjusted January 1, 2019 retained earnings to reflect the cumulative effect of adopting the new revenue standard on prior years. The adoption of ASC 606 did not have a material impact on the Company's financial statements.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2019 the Company's net capital was $20,500, which was $15,500 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.22 to 1.

Note 4 **Related party transactions**

The Company is under 100% common ownership with Provident Healthcare Partners LLC ("Provident"). The Company has a management agreement with Provident by which Provident assumes and pays all expenses related to the day to day operations of the Company. In exchange, the Company is obligated to pay Provident a fee equal to the costs incurred by Provident plus an additional amount, which will reflect the time and effort of Provident based upon an allocation of time spent by Provident employees. No amounts were paid to Provident under this agreement during 2019.

Note 5 **Concentrations of credit risk**

The Company maintains its cash at financial institutions in bank deposits which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Note 6 **Statement of Cash Flows**

For the year ended December 31, 2019, the Company did not have any significant non-cash investing or financing activities.

PCF CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2019

Capital		
Member contributions	$	29,500
Accumulated deficit		(9,000)
		20,500
Net capital	$	20,500
Aggregate indebtedness		
Accrued expenses	$	4,500
Computation of basic net capital requirement		
Minimum net capital required	$	300
Minimum dollar net capital required		5,000
Net capital requirement		5,000
Excess net capital	$	15,500
Net capital less 120% of minimum dollar net capital required	$	14,500
Ratio of aggregate indebtedness to net capital		0.22 to 1

Reconciliation with Company's computation (included in part II of Form X-17A as of December 31, 2019

Net capital, as reported in Company's part II (unaudited) focus report	$	20,500
Net capital per above	$	20,500

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

February 17, 2020

TO THE DIRECTORS AND EQUITY OWNERS OF
PCF CAPITAL MARKETS, LLC
260 Franklin St, 16th Floor
Boston, MA 02110

We have reviewed management's statements, included in the accompanying "Exemption Under Rule 15c3-3", in which PCF Capital Markets, LLC (the Company) identified the following provisions of 17 C.F.R.§15c3(k)(2)(i) under which the Company claimed an exemption from 17 C.F.R.§ 240.15c3-3: (1) (the "exemption provision") and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morris & Morris, P.C.
Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

Assertions Regarding Exemption Provisions

I, as the Chief Compliance Officer and Chief Financial Officer of PCF Capital markets LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2019 to December 31, 2019.

By:

Peter F Flynn, CCO/CCO

February 17, 2020